04001424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2004 MAIL PROCESSING WASH, D.C.

SEC FILE NUMBER
8- 46943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs, CO 80903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig S. Ralston, President (719) 632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Co. LLP
(Name – *if individual, state last, first, middle name*)

102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig S. Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission Expires 11/03/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

stockman kast ryan + co LLP

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc. (the Company) as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stockman Kast Ryan + Co, LLP

January 23, 2004

Certified Public Accountants and Business Advisors | Western National Bank Building 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.SKRCo.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
CURRENT ASSETS	
Money market account	$ 338,830
Other cash and cash equivalents	47,740
Total cash and cash equivalents	386,570
Receivable from clearing organization	4,689
Income taxes receivable	8,583
Prepaid expenses	39,156
Total current assets	438,998
CASH HELD ON DEPOSIT WITH CLEARING BROKER	25,000
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $39,768	22,548
OTHER ASSETS	7,210
TOTAL	$ 493,756
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Payable to brokers	$ 77,976
Accounts payable and accrued expenses	2,868
Total current liabilities	80,844
STOCKHOLDERS' EQUITY	
Common stock, no par value, 50,000 shares authorized, 185 shares issued and outstanding	92,330
Retained earnings	320,582
Total stockholders' equity	412,912
TOTAL	$ 493,756

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions and asset management fees	$ 2,149,796
Interest	7,317
TOTAL	2,157,113
EXPENSES	
Commissions	1,145,939
Employee compensation and benefits	415,715
Clearance fees	184,372
Occupancy	94,106
Communications and data processing	56,331
Other	198,572
TOTAL	2,095,035
INCOME BEFORE INCOME TAX PROVISION	62,078
INCOME TAX PROVISION	14,000
NET INCOME	$ 48,078

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE – January 1, 2003	180	$ 82,470	$ 272,504	$ 354,974
Issuance of common stock	5	9,860		9,860
NET INCOME			48,078	48,078
BALANCE — December 31, 2003	185	$ 92,330	$ 320,582	$ 412,912

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES	
Net income	$ 48,078
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,136
Issuance of common stock for services	9,860
Changes in operating assets and liabilities:	
Receivables	8,282
Prepaids	(39,156)
Payable to brokers	5,188
Accounts payable and accrued expenses	1,101
Income taxes payable	(5,146)
Net cash provided by operating activities	35,343
INVESTING ACTIVITIES —	
Net cash used for purchases of furniture and equipment	(1,634)
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,709
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	352,861
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 386,570

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes	$ 27,729

See notes to financial statements.

CASCADE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

General — Cascade Investment Group, Inc. (the Company), a Colorado corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an "introducing firm" and is prohibited from receiving funds or securities from its customers, rather, the company utilizes a clearing broker to perform the custodial functions. The Company maintains one office in Colorado Springs, Colorado.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Asset Management Fees — Asset management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Furniture and Equipment — Furniture and equipment are recorded at cost and are being depreciated over estimated useful lives of three to seven years using the straight-line method.

Advertising — The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2003 was $26,606.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the purchase date to be cash equivalents.

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes — The Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. At December 31, 2003, there were no such differences.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CLEARING AGREEMENT

The Company has an agreement with RBC Dain Correspondent Services, Inc. (Dain) under which Dain clears all securities transactions for the company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to Dain, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from Dain based on the number and size of transactions. The Company pays all costs associated with transactions executed through Dain plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with Dain of $25,000.

The Company currently transacts all of its brokerage business through Dain. Should Dain not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on Dain's ability to continue to perform under the agreement as well as the creditworthiness of Dain. It is the Company's policy to review, as necessary the credit standing and financial viability of Dain.

3. RETIREMENT PLAN

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2003 of $35,973.

4. OPERATING LEASES

The Company leases office space and equipment under operating leases that expire at various times through 2005. Future minimum lease payments under the leases are as follows:

2004	$ 43,475
2005	6,548
Total	$ 50,023

Rental expense for the year ended December 31, 2003 was $107,829.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $327,221, which was $277,221 in excess of its required net capital of $50,000. The Company's net capital ratio was .25 to 1, the calculation of which is included within Supplemental Schedule I.

CASCADE INVESTMENT GROUP, INC.

SUPPLEMENTAL SCHEDULE

CASCADE INVESTMENT GROUP, INC.

SCHEDULE I — COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

Net Capital:	
Total stockholders' equity	$ 412,912
Deduct non allowable assets:	
Furniture and equipment, net	22,548
Other assets	7,210
Other deductions or charges	10,000
Haircuts on money market accounts	6,777
Prepaid expenses	39,156
Net capital	$ 327,221
Aggregate indebtedness — items included in financial statements	$ 80,844
Basic net capital requirement	$ 50,000
Excess net capital	$ 277,221
Ratio aggregate indebtedness to net capital	.25 to 1
Net capital as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2003	$ 324,638
Reconciliation of December 31, 2003 net capital reported (unaudited) in FOCUS report as of December 31, 2003 to net capital:	
Net capital reported in FOCUS report (unaudited)	$ 324,638
Adjustment made to increase "Other deductions or charges" — decreasing net capital, for increasing fidelity bond deductible	(6,000)
Audit adjustments — increasing net capital, adjustment to income tax expense	8,583
Net capital	$ 327,221

Cascade Investment Group, Inc. does not hold funds or securities for, or owe money or securities to, customers. Consequently, the Company qualified for exemption from the provision of SEC Rule 15c-3(k)(2)(1) and Schedules II, III and IV of FOCUS Form X-17A-5, Part II.

stockman kast ryan + co LLP

Board of Directors
Cascade Investment Group, Inc.

In planning and performing our audit of the financial statements of Cascade Investment Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants and Business Advisors | Western National Bank Building 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.SKRCo.com
telephone: (719) 630-1186
facsimile: (719) 630-1187

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stockman Kast Ryan + Co, LLP

January 23, 2004